Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

RECEIVED
2005 SEP 27 P 1:02

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

05011508

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

22 September 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 22 September 2005.

- Director/PDMR Shareholing

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

dlw 9/27

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	15:40 22-Sep-05
Number	PRNUK-2209

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of director

Richard Schmidt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Richard Schmidt

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Sale

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
N/A	N/A	10,000	N/A

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

Ordinary Shares of 15 5/9 pence	7.035	22 September 2005	22 September 2005

15. Total holding following this notification

7,676

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which options exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Philip Hudson 01274 804110

25. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification 22 September 2005

END

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